May 27, 2011

H. Christopher Owings

Division of Corporation Finance

Telephone Number: (202) 551-3720

Re:

Easy Organic Cookery, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed April 26, 2011

File No. 333-169449

Dear Mr. Owings:

Regarding your comments on your letter dated May 11, 2011, first of I would like to thank you and your team for reviewing Easy Organic Cookery’s Form S-1. Please find in the following pages the answers for the related comments.

Cover Page

1. We note that your cover page indicates that your Risk Factor disclosure begins on page 10, but this disclosure begins on page 9 of your filing. Please revise.

We have revised our cover page accordingly indicating that our Risk Factor disclosure begins on page 9.

Dilution, page 16

2. We note your response to comment three in our letter dated March 28, 2011 and your revised disclosures. However, the amounts you have presented under each of the 25%, 50%, 75% and 100% offering scenarios for the aggregate amount of post-offering book value do not appear to be correct. In addition, the aggregate amount of post-offering book value per share of $0.024 presented in the second tabular presentation on page 17 does not appear to be correct. Please revise such amounts or tell us how they were derived.

Easy Organic Cookery, Inc.	375 N. Stephanie St. Suite 1411, Henderson, Nevada, 89014-8909 (702) 478-3388	www.easyorganicookery.com info@easyorganicookery.com

We have amended our document to correct the aggregate amount of post-offering book value for each table, as well as the aggregate amount of post-offering book value per share.

Description of Business, page 22

3. Your revised disclosure on page 22 states that after hiring a local president, Mrs. Kato will maintain her role as CEO. We note that based on the disclosure throughout your filing, including your director and executive officer disclosure on page 57, it does not appear that Mrs. Kato currently holds the title of CEO. Please revise your disclosure accordingly.

We have revised our document to reflect that Mrs. Kato is the current CEO of the Company.

s/ Toshiko Iwamoto Kato

Toshiko Iwamoto Kato

President

Easy Organic Cookery, Inc.	375 N. Stephanie St. Suite 1411, Henderson, Nevada, 89014-8909 (702) 478-3388	www.easyorganicookery.com info@easyorganicookery.com